NXT Secures US $1.65 Million SFD® Survey Contract in Argentina

CALGARY, ALBERTA, September 19, 2011 - NXT Energy Solutions Inc. (“NXT”) (TSX-V:SFD; NASDAQ-OTCBB:NSFDF), announces the awarding of a US $1.65 million contract with a new client to conduct an SFD® survey in southern Argentina.  The survey is intended to allow the client to focus and fast-track their exploration resources on the most prospective areas within a new exploration block.

The client is a large privately owned Argentina business which has diversified interests in construction and energy exploration and production.  NXT has commenced project planning, and is scheduled to mobilize and commence flight operations in the fourth quarter of 2011.

“This new project is further validation of the SFD® technology as an early stage exploration tool to focus client efforts in new and remote frontiers,” said George Liszicasz, NXT’s President and CEO.   “Adding this client from an untapped Latin American market further demonstrates our growth strategy to expand SFD® adoption throughout the region.”

NXT also notes that at the recent Latin America Next Generation Oil & Gas (“NGO&G”) summit in Cancun, Mexico, NXT was awarded the “Summit Thought and Leadership Excellence” award by the attendees for its innovative SFD® survey system.

NXT is a Calgary based company whose proprietary airborne Stress Field Detection ("SFD®") survey system provides a revolutionary survey method that can be used both onshore and offshore to remotely identify potential hydrocarbon traps and reservoirs.  NXT provides its clients an efficient and reliable method to reduce time, costs, and risks related to exploration surveys.  The SFD® survey system enables our clients to more efficiently focus their hydrocarbon exploration decisions concerning land commitments, data acquisition expenditures and prospect prioritization onto the areas with the greatest potential.  SFD® is environmentally friendly and unaffected by ground security issues or difficult terrain, and is the registered trademark of NXT Energy Solutions Inc.

Forward-Looking Statements

This news release includes forward-looking statements.  When used in this document, words such as “intended”, “anticipate” and “scheduled”, are forward-looking statements.  Forward-looking statements are subject to a wide range of risks and uncertainties, and although the Company believes that the expectations represented by such a forward-looking statement are reasonable; there can be no assurance that such expectations will be realized.  Any number of factors can cause actual results to differ materially from those in the forward-looking statements.

For further information contact:

George Liszicasz, CEO and President	Jeremy Dietz
NXT Energy Solutions Inc.	The Equicom Group
505 — 3rd Street SW, Suite 1400	300 - 5th Avenue SW, 10th Floor
Calgary, Alberta, Canada T2P 3E6	Calgary, Alberta, Canada T2P 3C4
Tel: (403) 264-7020	Tel: (403) 218-2833
Fax: (403) 264-6442	jdietz@equicomgroup.com
nxt_info@nxtenergy.com
www.nxtenergy.com

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